

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 19, 2010

Mr. Alejandro Bautista
Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, TX 78249

> **Re: S2C Global Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 19, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 16, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed January 19, 2010**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2009**
> **Filed January 19, 2010**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2009**
> **Filed January 19, 2010**
> **File No. 0-51529**

Dear Mr. Bautista:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief